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                                                                    EXHIBIT 20.1



                      PROTEUS INTERNATIONAL PLC ("PROTEUS")
              THERAPEUTIC ANTIBODIES INC ("THERAPEUTIC ANTIBODIES") PROPOSED MERGER OF PROTEUS AND THERAPEUTIC ANTIBODIES

                                                                     20 May 1999

INTRODUCTION

The Boards of Proteus and Therapeutic Antibodies are pleased to announce that they have agreed a share for share merger of Proteus and Therapeutic Antibodies (the "Merger") accompanied by a conditional non pre-emptive placing of 23,325,000 new Proteus Ordinary Shares at 40p per share (the "Placing Price") to raise approximately (pound)7.0 million net of expenses (the "Placing") for the enlarged group, which at the Placing price has a value of (pound)63.1 million. Upon the Merger becoming effective, Therapeutic Antibodies shareholders will receive 1.163 Proteus Ordinary Shares for each Share of Common Stock. The Merger is subject to the approval of shareholders of both Proteus and Therapeutic Antibodies. It is expected that shareholders' meetings of both companies will be held in late August 1999.

Proteus is announcing today its preliminary results for the year ended 31 March 1999 and an update of its drug development portfolio. Included in this announcement is the news that Proteus' Angiotensin Immunotherapeutic anti-hypertensive drug candidate has recently entered human clinical trials.

Therapeutic Antibodies announced on 18 May 1999 its financial results for the quarter ended 31 March 1999 and gave an update of its drug development portfolio. This announcement contained news that Therapeutic Antibodies' Phase IIb study of CytoTAb in sepsis, which was terminated early last year, has demonstrated statistically significant clinical results against certain primary endpoints.

David Gration, the Chairman of Proteus, said:

"Proteus and Therapeutic Antibodies have complementary product portfolios, technology skills and management teams. The Merger represents an opportunity to create a more broadly based, more resilient group with a strong product pipeline."

Stuart Wallis, the Chairman of Therapeutic Antibodies, said:

"Proteus and Therapeutic Antibodies are two well matched companies whose combination will create a stronger platform for enhancing shareholder value. There is a good management fit and the combined portfolios provide a broader, more balanced pipeline from pre-clinical to launched products"





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ENQUIRIES:

PROTEUS                                           THERAPEUTIC ANTIBODIES
David Gration                                     Stuart Wallis (0171 553 1483)
Barry Riley                                       Andrew Heath (0171 606 8637)
(01625 500555)

WESTLB PANMURE                                    BRITISH LINEN BANK
Christopher Collins                               Tony Brown
Ronald Openshaw                                   0171 710 8800
0171 638 4010

DELOITTE & TOUCHE CORPORATE FINANCE
Robin Binks
Tim Cofman
0171 936 3000

BUCHANAN COMMUNICATIONS                           THE MAITLAND CONSULTANCY
Tim Andersen                                      William Clutterbuck
Lisa Baderoon                                     Laura Frost
0171 466 5000                                     0171 379 5151



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THE MERGER AND ITS TERMS AND CONDITIONS

MERGER RATIO

Upon completion of the Merger, each Therapeutic Antibodies shareholder will receive 1.163 Proteus Ordinary Shares for each Therapeutic Antibodies Share of Common Stock. The Merger will involve the issue of up to 60,542,545 new Proteus Ordinary shares (representing 81.8% of the existing issued share capital) and will result in existing Proteus shareholders and Therapeutic Antibodies stockholders holding 55 per cent and 45 per cent respectively of the enlarged issued share capital of Proteus prior to the Placing.

The Merger values each Therapeutic Antibodies Share of Common Stock at approximately 45.9p per share and the whole of the Therapeutic Antibodies at (pound)23.9 million (based on the mid-market closing price for Proteus shares of 39.5p at 19 May 1999, being the last trading day prior to the announcement of the Merger).

BOARD OF DIRECTORS

It is proposed that Stuart Wallis, Dr Andrew Heath, James Christie, Martin Brown and Professor Tim Chard, the existing directors of Therapeutic Antibodies, together with James Christie, who is currently Operations Director of Therapeutic Antibodies, will join the board of Proteus. Stuart Wallis will become non-executive Chairman and David Gration will become non-executive Deputy Chairman. The executive board is proposed to become:

         Chief Executive Officer                Dr. Andrew J. Heath
         Chief Operating Officer                Dr. Arthur Rushton
         Research Director                      Dr. Allen Miller
         Manufacturing Director                 James Christie
         Finance Director                       Barry Riley

SHAREHOLDER APPROVAL

The Merger is subject to the approval of shareholders of both Proteus and Therapeutic Antibodies. It is expected that shareholders' meetings of both companies will be held in late August 1999. Subject to such approvals and the satisfaction of certain other conditions, it is expected that the Merger will become effective in the third quarter of 1999. In order to convene the Therapeutic Antibodies special shareholders' meeting, a Form F-4 Registration Statement ("Form F-4") must be filed with and declared effective by the US Securities and Exchange Commission ("SEC"). Proteus will issue listing particulars (the "Listing Particulars") describing the enlarged group, the Merger and the Placing. The Listing Particulars will also comprise a Class 1 circular to seek Proteus shareholders' approval for the acquisition. Both shareholders'




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meetings will be held as soon as practicable following the date on which the
Form F-4 is declared effective by the SEC.

To approve the Merger, the holders of at least a majority of the outstanding Therapeutic Antibodies Shares of Common Stock must vote in favour of the Merger.

PRINCIPAL TERMS AND CONDITIONS OF THE MERGER

The Merger Agreement contains certain customary representations and warranties by both Proteus and Therapeutic Antibodies concerning their respective financial and business status, including; (i) organisation and capital structure; (ii) authority to complete the Merger without violating agreements or applicable law;
(iii) the status of regulatory filings; (iv) the accuracy of information supplied to the other party; (v) the compliance of the parties with applicable law and regulatory requirements; (vi) the absence of legal proceedings; (vii) the status of tax filings; (viii) the absence of certain changes since the parties' most recent financial statements; (ix) the status of certain employee benefit plans; (x) the absence of material environmental liabilities; (xi) the status of the parties' proprietary rights; (xii) the possession of necessary permits and licences to conduct business; (xiii) the absence of undisclosed liabilities; and (xiv) title to properties.

The Merger is conditional on completion of the Placing. Application will be made to the London Stock Exchange for up to 60,542,545 Ordinary Shares to be issued in connection with the Merger and 23,325,000 Ordinary Shares to be issued in connection with the Placing to be admitted to the Official List.

In addition to the matters described above, completion of the Merger is subject to the satisfaction of various conditions, including the following:

         - the continued accuracy of the representations and warranties made by Proteus and Therapeutic Antibodies in the Merger Agreement;

         - the performance of the covenants of Proteus and Therapeutic Antibodies set forth in the Merger Agreement;

         - the receipt by Proteus and Therapeutic Antibodies of a tax opinion to the effect that no gain or loss will be recognised by Proteus or Therapeutic Antibodies upon completion of the Merger;

         - the receipt by Proteus of a letter from the U.K. Treasury that it consents to the completion of the Merger for the purposes of the Income and Corporation Taxes Act 1988;

         - the absence of any event that would have a material adverse effect on the business or financial condition of Proteus or Therapeutic Antibodies;

         - the receipt of all consents of third parties required to complete the Merger;




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         -    holders of not more than 2.5% of the outstanding Therapeutic
              Antibodies Shares of Common Stock exercising dissenters' rights under Delaware law; and

         - there being no event of default or repayment of borrowings under certain Therapeutic Antibodies loan facilities.

EFFECT ON THERAPEUTIC ANTIBODIES WARRANTS AND OPTIONS

WARRANTS

Upon the Merger becoming effective, each outstanding warrant to purchase Therapeutic Antibodies Shares of Common Stock will be converted into a warrant to purchase 1.163 Proteus Ordinary Shares for each Therapeutic Antibodies Share of Common Stock covered by the warrant, for the same aggregate purchase price set forth in the Therapeutic Antibodies warrant.

1990 STOCK INCENTIVE PLAN

Upon the Merger becoming effective, each outstanding option to purchase Therapeutic Antibodies Shares of Common Stock issued under Therapeutic Antibodies' 1990 Stock Incentive Plan will be converted into an option to purchase 1.163 Proteus Ordinary Shares for each Therapeutic Antibodies Share of Common Stock covered by the option, for the same aggregate purchase price set forth in the Therapeutic Antibodies option.

1997 STOCK OPTION PLAN

Upon the Merger becoming effective, all outstanding options to purchase Therapeutic Antibodies Shares of Common Stock issued under Therapeutic Antibodies' 1997 Stock Option Plan will be cancelled as provided in the plan, to the extent not previously exercised. Holders of options outstanding under the 1997 Stock Option Plan will be entitled to exercise their options, if they desire to do so, immediately prior to the completion of the Merger, whether or not the applicable option vesting requirements have been satisfied.

INTERESTS OF OFFICERS AND DIRECTORS IN THE TRANSACTIONS

As a result of the Merger, the compensation package of Mr Gration and the arrangements for the supply of Mr Wallis' services will be altered. Mr Gration will become non-executive Deputy Chairman of Proteus and his remuneration will be reduced accordingly. Compensation will be paid that reflects his contractual arrangements.

Mr Wallis is presently interested in the capital of Therapeutic Antibodies by an arrangement whereby he may receive Therapeutic Antibodies Shares of Common Stock equivalent to 10 per cent of any increase in market value of Therapeutic Antibodies provided certain conditions are met. This arrangement is being amended to provide for Mr Wallis to receive options to acquire Proteus Ordinary Shares equivalent to 4.5 per cent of the increase in market capitalisation of Proteus above a share price of 39.5p. Mr Wallis' present arrangement will lapse upon the Merger becoming effective. The proposed arrangement is subject to a special resolution of the




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Proteus shareholders at the EGM. Further details of the arrangement will be described in the Listing Particulars.

THE PLACING

Proteus has entered into a conditional placing agreement to raise approximately (pound)7.0 million net of expenses by issuing 23,325,000 Ordinary Shares (the "Placing Shares") at 40p per share, representing 31.5 per cent of the existing issued share capital and 14.7 per cent of the enlarged share capital following the Merger. The Placing shares have been conditionally placed by WestLB Panmure on a non pre-emptive basis with (non-US) institutional investors. WestLB Panmure has fully underwritten the Placing.

The Placing is conditional on completion of the Merger by 20 December 1999. The proceeds from the Placing will be used for working capital following completion of the Merger and repayment of certain borrowings.

The Placing will be subject to the passing of the necessary resolutions of shareholders at the EGM of Proteus and has been arranged on a non pre-emptive basis because it was considered impracticable to obtain commitments from placees if pre-emption rights were to be offered to shareholders.

OTHER MATTERS

There will be an analysts' presentation at 11.00 am and a press presentation at
12.30 p.m. today at the offices of WestLB Panmure at 35 New Broad Street, London EC2M 1SQ.

This announcement does not constitute an offer or invitation to purchase any securities. The offering of Proteus Ordinary Shares in exchange for Therapeutic Antibodies Shares of Common Stock will be made only by means of a Prospectus/Proxy Statement which it is anticipated will be distributed to Therapeutic Antibodies shareholders in August 1999.

The issue of this announcement has been approved by the directors of Proteus who accept responsibility for the information contained within it on Proteus and has been approved by the directors of Therapeutic Antibodies who accept responsibility for the information contained within it on Therapeutic Antibodies.

This announcement has been approved for the purposes of section 57 of the Financial Services Act 1986 by WestLB Panmure.

WestLB Panmure, which is regulated by The Securities and Futures Authority Limited, is acting as lead financial adviser exclusively for Proteus in connection with the Merger and no-one else and will not be responsible to anyone other than Proteus for providing the protections afforded to customers of WestLB Panmure, or for giving advice in relation to the Merger.

Deloitte & Touche, which is authorised by the Institute of Chartered Accountants, in England and Wales to carry on investment business is acting as joint financial adviser exclusively for Proteus in connection with the Merger and no-one else and will not be responsible to anyone




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other than Proteus for providing the protection afforded to clients of Deloitte
& Touche, or for giving advice in relation to the Merger.

British Linen Bank, which is regulated by The Securities and Futures Authority Limited, is acting as financial adviser exclusively for Therapeutic Antibodies in connection with the Merger and no-one else and will not be responsible to anyone other than Therapeutic Antibodies for providing the protections afforded to customers of British Linen Bank, or for giving advice in relation to the Merger.

DEFINITIONS

The following definitions apply throughout this announcement save where the context otherwise requires.

British Linen Bank            The British Linen Bank Limited

Official List                 The official list of the London Stock Exchange

London Stock Exchange         London Stock Exchange Limited

Merger Agreement              The agreement dated 20 May 1999 between Proteus
                              and Therapeutic Antibodies which sets out the terms and conditions relating to the merger of the companies

Proteus Ordinary Shares       The ordinary shares of 2p each in Proteus

Proteus shareholder(s)        Holder(s) of Proteus Ordinary Shares

SEC                           The Securities and Exchange Commission in the
                              United States

Therapeutic Antibodies        Share(s) of common stock of US$0.001 each in the
Common Stock                  capital of Therapeutic Antibodies

Therapeutic Antibodies        Holder(s) of Therapeutic Antibodies Common Stock
shareholder(s)

U.K.                          United Kingdom

U.S. or United States         United States of America, each state thereof, its
                              territories and possessions and the District of Columbia

US$ or $                      United States dollars

WestLB Panmure                WestLB Panmure Limited





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